SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)

NeuLion, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

64128J101

(CUSIP Number)

Nancy O’Leary

JK&B Capital

Two Prudential Plaza

180 N. Stetson Avenue Suite 4500

Chicago, IL 60601

(312) 946-1200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Sean Caplice, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Blvd., Redwood City, CA 94063

(650) 321-2400

November 19, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 Pages

CUSIP NO. 64128J101	13D/A	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) JK&B Capital V, L.P. (“JK&B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

20,592,850 shares, except that JK&B Management V, L.P., (“JK&B Management”), the general partner of JK&B, may be deemed to have sole power to vote these shares, JK&B Capital V, L.L.C. (“JK&B Capital”), the general partner of JK&B Management, may be deemed to have sole power to vote these shares, and David Kronfeld (“Kronfeld”), the managing member of JK&B Capital, may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

20,592,850 shares, except that JK&B Management, the general partner of JK&B, may be deemed to have sole power to dispose of these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to dispose of these shares, and Kronfeld, the managing member of JK&B Capital may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	20,592,850
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	7.3%
14	TYPE OF REPORTING PERSON	PN

CUSIP NO. 64128J101	13D/A	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) JK&B Capital V Special Opportunity Fund, L.P. (“JK&B SOF”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

15,534,956 shares, except that JK&B Management, the general partner of JK&B SOF, may be deemed to have sole power to vote these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to vote these shares, and Kronfeld, the managing member of JK&B Capital, may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

15,534,956 shares, except that JK&B Management, the general partner of JK&B SOF, may be deemed to have sole power to dispose of these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to dispose of these shares, and Kronfeld, the managing member of JK&B Capital may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	15,534,956
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	5.5%
14	TYPE OF REPORTING PERSON	PN

CUSIP NO. 64128J101	13D/A	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) JK&B Management V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

36,127,806 shares, of which 20,592,850 are directly owned by JK&B and 15,534,956 are directly owned by JK&B SOF. JK&B Management, the general partner of both JK&B and JK&B SOF, may be deemed to have sole power to vote these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to vote these shares, and Kronfeld, the managing member of JK&B Capital, may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response in to row 7.
	9

SOLE DISPOSITIVE POWER

36,127,806 shares, of which 20,592,850 are directly owned by JK&B and 15,534,956 are directly owned by JK&B SOF. JK&B Management, the general partner of both JK&B and JK&B SOF, may be deemed to have sole power to dispose of these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to dispose of these shares, and Kronfeld, the managing member of JK&B Capital, may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	36,127,806
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	12.9%
14	TYPE OF REPORTING PERSON	PN

CUSIP NO. 64128J101	13D/A	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) JK&B Capital V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

36,127,806 shares, of which 20,592,850 are directly owned by JK&B and 15,534,956 are directly owned by JK&B SOF. JK&B Management, the general partner of both JK&B and JK&B SOF, may be deemed to have sole power to vote these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to vote these shares, and Kronfeld, the managing member of JK&B Capital, may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

36,127,806 shares, of which 20,592,850 are directly owned by JK&B and 15,534,956 are directly owned by JK&B SOF. JK&B Management, the general partner of both JK&B and JK&B SOF, may be deemed to have sole power to dispose of these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to dispose of these shares, and Kronfeld, the managing member of JK&B Capital, may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	36,127,806
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	12.9%
14	TYPE OF REPORTING PERSON	OO

CUSIP NO. 64128J101	13D/A	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) DKB JTV Holdings, LLC (“DKB”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,006,300 shares, except that Kronfeld, the managing member of DKB, may be deemed to have sole power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
	9	SOLE DISPOSITIVE POWER 2,006,300 shares, except that Kronfeld, the managing member of DKB, may be deemed to have sole power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,006,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	0.7%
14	TYPE OF REPORTING PERSON	OO

CUSIP NO. 64128J101	13D/A	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David Kronfeld
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

38,669,518 shares, of which 535,412 are directly owned by Kronfeld, 2,006,300 are directly owned by DKB, Kronfeld, the managing member of DKB may be deemed to have sole power to vote these shares, 20,592,850 are directly owned by JK&B and 15,534,956 are directly owned by JK&B SOF. JK&B Management, the general partner of both JK&B and JK&B SOF, may be deemed to have sole power to vote these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to vote these shares, and Kronfeld, the managing member of JK&B Capital, may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

38,669,518 shares, of which 535,412 are directly owned by Kronfeld, 2,006,300 are directly owned by DKB, Kronfeld, the managing member of DKB may be deemed to have sole power to dispose of these shares, 20,592,850 are directly owned by JK&B and 15,534,956 are directly owned by JK&B SOF. JK&B Management, the general partner of both JK&B and JK&B SOF, may be deemed to have sole power to dispose of these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to dispose of these shares, and Kronfeld, the managing member of JK&B Capital, may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	38,669,518
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	13.8%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 64128J101	13D/A	Page 8 of 11 Pages

Statement on Schedule 13D

This Amendment No. 3 to Schedule 13D relates to the beneficial ownership of common stock, par value $0.01 per share (the “Common Stock”), of NeuLion, Inc., a Delaware corporation (the “Issuer”), by the Reporting Persons. This Amendment No. 3 supplements and amends the Schedule 13D originally filed with the Securities and Exchange Commission on July 11, 2011 (the “Schedule 13D”), as amended by Amendment No. 1, and as further amended by Amendment No. 2. Only those items that are hereby reported are amended; all other items remain unchanged. This Amendment No. 3 is being filed by JK&B Capital V, L.P., JK&B Capital V Special Opportunity Fund, L.P., JK&B Management V, L.P., JK&B Capital V, L.L.C., DKB JTV Holdings, LLC and David Kronfeld.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended by adding the following to the end thereof:

On November 19, 2015, the Issuer entered into a Conversion and Settlement Agreement (the “Conversion Agreement”) with the holders of its Class 3 and Class 4 Preference Shares (collectively, the “Preference Shares”), whereby such holders agreed to convert their Preference Shares into shares of the Issuer’s Common Stock on a 1-to-1 basis and for an aggregate consideration of $4,130,600. The consideration of $4,130,600 was paid in the form of 8,176,210 shares of the Issuer’s Common Stock (the “Additional Shares”), with the number of shares received calculated based on the five-day volume weighted average price of the Issuer’s Common Stock immediately prior to conversion.

The holders of the 17,176,818 issued and outstanding Class 3 Preference Shares received in the aggregate an equal number of shares of the Issuer’s Common Stock, as well as 5,737,691 Additional Shares. The holders of the 10,912,265 issued and outstanding Class 4 Preference Shares received in the aggregate an equal number of shares of the Issuer’s Common Stock, as well as 2,438,519 Additional Shares. The Issuer issued a total of 36,265,293 shares of its Common Stock.

Of the 36,265,293 shares of Common Stock issued by the Issuer, the Reporting Persons received an aggregate of 36,127,806 shares of Common Stock.

The foregoing description of the transactions contemplated by the Conversion Agreement is intended as a summary only and is qualified in its entirety by reference to the Conversion Agreement, which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

On July 29, 2015, Kronfeld was awarded 17,393 shares of the Issuer’s common stock in payment of Kronfeld’s semi-annual directors fees for the first half of 2015.

ITEM 5.	Interest in Securities of the Issuer.

Item 5(c) of the Schedule 13D is hereby amended by adding the following to the end thereof:

On July 29, 2015, Kronfeld was awarded 17,393 shares of the Issuer’s common stock in payment of Kronfeld’s semi-annual directors fees for the first half of 2015.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A:	Conversion and Settlement Agreement, dated as of November 19, 2015, by and between the Issuer, and the holders of the Issuer’s Class 3 Preference Shares and the holders of the Issuer’s Class 4 Preference Shares set forth on Exhibit A. (1)

CUSIP NO. 64128J101	13D/A	Page 9 of 11 Pages

(1) Incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K filed with the Securities and Exchange Commission on November 19, 2015.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 8, 2015

JK&B Capital V, L.P., a Delaware Limited Partnership

By: JK&B Management V, L.P., a Delaware Limited Liability Company
Its: General Partner
By: JK&B Capital V, L.L.C., a Delaware Limited Liability Company
Its General Partner

By:	/s/ Nancy O’Leary
Nancy O’Leary
Attorney-in-Fact

JK&B Capital V Special Opportunity Fund, L.P., a Delaware Limited Partnership

By: JK&B Management V, L.P., a Delaware Limited Partnership
Its: General Partner
By: JK&B Capital V, L.L.C., a Delaware Limited Liability Company
Its General Partner

By:	/s/ Nancy O’Leary
Nancy O’Leary
Attorney-in-Fact

JK&B Management V, L.P., a Delaware Limited Partnership

By: JK&B Capital V, L.L.C., a Delaware Limited Liability Company
Its: General Partner

By:	/s/ Nancy O’Leary
Nancy O’Leary
Attorney-in-Fact

JK&B Capital V, L.L.C., a Delaware Limited Liability Company

By:	/s/ Nancy O’Leary
Nancy O’Leary
Attorney-in-Fact

DKB JTV Holdings, LLC

By:	/s/ Nancy O’Leary
Nancy O’Leary
Attorney-in-Fact

David Kronfeld

By:	/s/ Nancy O’Leary
Nancy O’Leary
Attorney-in-Fact